UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

OCWEN Financial Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

675746309

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675746309

1.	Names of Reporting Persons D. John Devaney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,818,053

	6.	Shared Voting Power 8,133,108

	7.	Sole Dispositive Power 4,818,053

	8.	Shared Dispositive Power 8,133,108

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,951,161

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.89%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 675746309

1.	Names of Reporting Persons United Aviation Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 5,109,991

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 5,109,991

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,109,991

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.90%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 675746309

1.	Names of Reporting Persons United Capital Markets Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,133,108

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,133,108

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,133,108

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.21%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 675746309

1.	Names of Reporting Persons United Real Estate Ventures, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Ocwen Financial Corporation (“Ocwen”)
	(b)	Address of Issuer’s Principal Executive Offices 1661 Worthington Road, Suite 100 West Palm Beach, FL 33409

Item 2.
	(a)	Name of Person Filing 1. D. John Devaney (“Devaney”) 2. United Aviation Holdings, Inc. (“UAHI”) 3. United Capital Markets Holding, Inc. (“UCMHI”) 4. United Real Estate Ventures, Inc. (“UREVI”)
	(b)	Address of Principal Business Office or, if none, Residence 1.-4.: 240 Crandon Boulevard Suite 167 Key Biscayne, FL 33149
	(c)	Citizenship 1. United States of America 2. Incorporated in Florida 3. Incorporated in Florida 4. Incorporated in Florida
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number 675746309

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned as of December 31, 2017:

UCMHI is the beneficial owner of 5,109,991 shares of Ocwen indirectly through UAHI, a wholly-owned subsidiary of UCMHI.  Devaney controls UAHI and UCMHI and therefore may be deemed to be the beneficial owner of the 8,133,108 shares of Ocwen owned directly and indirectly by UAHI and UCMHI.  Devaney may also be deemed to be the beneficial owner of 5,109,991 shares of Ocwen controlled personally and through retirement accounts.  All figures are as of December 31, 2017.  Percentages are based on 130,859,058 shares of common stock outstanding as of October 27, 2017, as reported in the Form 10-Q filed by Ocwen on November 2, 2017.

As of December 31, 2017:

Devaney:    12,951,161

UAHI:        5,109,991

UCMHI:     8,133,108

UREVI:      0

(b) Percent of class: As of December 31, 2017: Devaney: 9.89% UAHI: 3.90% UCMHI: 6.21% UREVI: 0.00%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: As of December 31, 2017: Devaney: 4,818,053 UAHI: 0 UCMHI: 0 UREVI: 0
(ii) Shared power to vote or to direct the vote: As of December 31, 2017: Devaney: 8,133,108 UAHI: 5,109,991 UCMHI: 8,133,108 UREVI: 0
(iii) Sole power to dispose or to direct the disposition of: As of December 31, 2017: Devaney: 4,818,053 UAHI: 0 UCMHI: 0 UREVI: 0
(iv) Shared power to dispose or to direct the disposition of: As of December 31, 2017: Devaney: 8,133,108 UAHI: 5,109,991 UCMHI: 8,133,108 UREVI: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D. JOHN DEVANEY
Date:	February 1, 2018

/s/ D. John Devaney

UNITED AVIATION HOLDINGS, INC.
Date:	February 1, 2018

By:	/s/ D. John Devaney
Title: Chief Executive Officer

UNITED CAPITAL MARKETS HOLDINGS, INC.
Date:	February 1, 2018

By:	/s/ D. John Devaney
Title: Chief Executive Officer

UNITED REAL ESTATE VENTURES, INC.
Date:	February 1, 2018

By:	/s/ D. John Devaney
Title: Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).